EXHIBIT 99.1

Centerra Gold Provides Update on Impact of Heavy Rains in British Columbia

TORONTO, Nov. 19, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) reported today that due to the recent heavy rain, flooding and mudslides in British Columbia, rail service between the Vancouver west coast terminals and the Company’s Mount Milligan Mine has been temporarily disrupted. The disruption affects the movement of Mount Milligan’s concentrate to Vancouver terminals as well as the delivery of some parts and consumables to the mine. Production at the Mount Milligan Mine has not been impacted at this time; however, the overall impact on production and sales will be dependent on, among other things, the duration of the rail disruption. Centerra is focused on protecting the health and safety of employees and contractors and we are continuing to closely monitor the situation.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Toby Caron
Treasurer and Director, Investor Relations
Centerra Gold Inc.
(416) 204-1694
toby.caron@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/154f753e-273c-4bae-b788-4c8e90629145